November 15, 2024

Michael W. Carter
Vice President and Principal Accounting Officer
Global Macro Trust
c/o Millburn Ridgefield Corporation
55 West 46th Street, 31st Floor
New York, New York 10036

       Re: Global Macro Trust
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 000-50102
Dear Michael W. Carter:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets